Exhibit 99.2

HAFNIA LIMITED: Resignation of Board Member

Singapore, 19 March 2025

Non-executive director Erik Bartnes will be stepping down from the board effective from the annual general meeting (AGM) on 14 May 2025. The nomination committee will be putting forward a new candidate for the board before the AGM.

Hafnia Limited (“Hafnia” or the “Company”) extends its gratitude to Mr. Bartnes for his considerable contributions to the Company for the past 14 years. Hafnia Chairman Andreas Sohmen-Pao says: “We thank Erik for his involvement from the establishment until today as a co-founder, investor and executive chairman until the merger with BW Pacific in 2019. He has been a key part of the journey of creating one of the world’s leading product tanker companies listed in New York and Oslo.”

For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products, and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4,000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.